UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024 (Report No. 2)

Commission file number: 001-38428

POLYPID LTD.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is PolyPid Ltd.’s (the “Registrant”) press release issued on November 13, 2024, titled “PolyPid Provides Corporate Update and Reports Third Quarter 2024 Financial Results.”

The bullet points under the section titled “Recent Corporate Highlights,” the sections titled “Financial results for the three months ended September 30, 2024,” “Financial results for the nine months ended September 30, 2024,” “Balance Sheet Highlights,” and “Forward-looking Statements” and the financial statements in the press release are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658 and File No. 333-281863) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703 and File No. 333-280662) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by PolyPid Ltd. on November 13, 2024, titled “PolyPid Provides Corporate Update and Reports Third Quarter 2024 Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyPid Ltd.

Date: November 13, 2024	By:	/s/ Dikla Czaczkes Akselbrad
	Name:	Dikla Czaczkes Akselbrad
	Title:	Chief Executive Officer

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